Filed Pursuant To Rule 433

Registration No. 333-275079

December 26, 2023

Title:

2022 January Investor Letter

Article:

Dear Grayscale Investors,

As we settle into a new year, I have been reflecting on Grayscale’s growth, the state of the crypto ecosystem, and how our world has evolved. It is easy to forget how much can change in a year, and looking back, it is remarkable where we are today compared to 12 months ago. We continue to see increased attention to – and acceptance of – crypto and Web3 by the media, regulators, legacy financial institutions, and elected leaders. Whether it is bipartisan support for crypto in Congress, the adoption of Bitcoin as legal tender in El Salvador, or Facebook’s pivot towards the metaverse through their rebrand – with each passing day, crypto continues to increase its footprint and become further woven into the global economy.

At Grayscale, our team and business continue to grow responsibly. Last year, we partnered with NYSE to file Form 19b-4 to convert GBTC into an ETF, and subsequently presented new legal arguments in support of a Bitcoin Spot ETF. U.S. Bank filed a preliminary prospectus for Grayscale’s first equity ETF – Grayscale® Future of Finance ETF; Grayscale® Zcash Trust (OTCQX: ZCSH), Grayscale® Stellar Lumens Trust (OTCQX: GXLM), and Grayscale® Horizen Trust (OTCQX: HZEN) began trading on the OTCQX Market; we announced new strategic partnerships; and we continued to launch new products to provide access to exciting investment opportunities in the digital currency ecosystem, including Grayscale® DeFi Fund, Grayscale® Decentraland Trust, and Grayscale® Solana Trust.

I’m often asked, “What excites you about the future of crypto?” Whether the question comes from a Grayscale investor looking to stay on the cutting edge or a journalist looking for a fresh perspective, most expect my answer will involve predictions about the growth potential of specific coins or expounding on the latest and greatest in crypto trends. While these are important topics, I believe that the most exciting thing about the digital economy is how early it still is.

Because things move so rapidly inside the crypto ecosystem, it’s easy to lose sight of the fact that we are still in the early days, which leads many to make predictions that are premature or unfounded. Some proponents predict the inevitable replacement of fiat currencies like the U.S. Dollar by cryptocurrency, be it Bitcoin or otherwise. Others worry that virtual reality headsets will replace in-person interactions. For me, these examples point to a fundamental misunderstanding of the relationship between the physical world and the digital one. Neither digital assets nor the metaverse will replace the physical world or traditional asset classes, but will instead augment them, creating a future full of new modes of interaction, new experiences, and new economic opportunities. That’s what’s exciting about crypto’s future: the digital economy is made up of infinite possibilities – and how it will come to life, interact with, and shape the physical world is a process we can all play a part in. If we fundamentally believe in this future, the day-to-day debates shouldn’t distract us from our longer-term conviction.

I appreciate that some find the dizzying number of different directions that crypto has taken – and will continue to take – to be overwhelming. That’s why my answer and conviction in the future of crypto is always focused on the big picture. I think there are five key trends worth watching as we move into 2022 and beyond:

1.
CRYPTO INFRASTRUCTURE DEVELOPMENT: Just as the physical world needs roads, bridges, and tunnels, the digital economy needs the tools and services that facilitate access to and usage of crypto. Crypto infrastructure, such as exchanges, wallets, and analytics software, will continue to be a key growth area. As the crypto economy and existing financial markets become increasingly intertwined, these are likely to provide some of the most compelling long-term investment opportunities, and Grayscale is laser-focused on identifying and providing seamless, early access to the protocols that are the backbone of this ecosystem.
2.
MORE PROTOCOLS THAN EVER BEFORE: The proliferation of different crypto protocols is staggering, and shows no signs of slowing. Sorting through these protocols to separate the wheat from the chaff continues to be challenging, requiring deep knowledge of both the technology and the marketplace. As we have done since 2013, we will continue to identify the most compelling opportunities and expand our offerings accordingly, both those focused on specific tokens, as well as more diversified and thematic funds.
3.
EXPANSION OF WEB3 AND THE METAVERSE: Our experience with the internet as we know it today (Web2) is defined by large centralized corporations, where we – the users – are the product, and the means of revenue generation. The next iteration of the internet is decentralized (Web3), which includes the metaverse, presents opportunities for a digital future where the focal points of societal engagement – commerce, gaming, entertainment, news, and social networks, to name a few – enable value accretion to users, who will be able to control their data and digital footprint. Web3 flips the script and empowers users in a revolutionary way. We will continue to see supercharged mainstream exploration and adoption through 2022, which also presents an exciting investment opportunity.

1.
NFT USE CASES BEYOND DIGITAL ART: The public discourse and momentum around NFTs demonstrates the material value of digital verification. We will continue to see NFTs evolve beyond their current, limited iteration (i.e., digital art) to new, more sophisticated use cases in years to come. We expect to see a blending of the physical and digital worlds even further, particularly around topics, like authenticity, provenance, ownership, and more – and across sectors, including fashion, music, gaming, real estate, and ticketing. Our team is paying close attention to the evolution of NFTs.
2.
NEW REGULATION AND POLICIES: While some believe that regulation is counter to the ethos of crypto, at Grayscale we see increased regulation as not only inevitable but beneficial. Never in the life cycle of the asset class have we seen regulators and policymakers as engaged and articulate about the crypto ecosystem as they are today. This enables the conversation to shift to how these new technologies – when provided with the appropriate regulatory frameworks – can flourish, keeping crypto companies in the United States, and setting a global standard for crypto regulation.

While the path of the digital economy is relatively unknown, our reality is increasingly a fusion of the analog and digital worlds. Each day we unlock new use cases for how technological developments can improve the human experience. Many of these use cases will be impacted by outside forces like regulation, inflation, or geopolitical events, which is why the Grayscale team stays close to these developments, but the future is undeniably digital.

At Grayscale, we are looking forward to being an integral part of building that future: identifying the foundations of the digital economy, creating entirely new businesses and careers, reimagining how individuals and brands “show up” in online communities and at events, and beyond.

It's clear that our world is changing, and the investment landscape along with it. You already know this, though, or you wouldn’t be a Grayscale investor. In speaking with many of you, I have found that investors today are unlike those before them – you are bold, and you are curious. You are no longer content with the status quo. The Grayscale team is committed to creating a seamless experience for you – our investors – to access the ever-evolving digital economy today, so you can create a financial legacy that will stand the test of time.

As always, thank you for being a part of this journey with us. We sincerely appreciate your continued trust in Grayscale.

To building the future – together,

Michael

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC, 290 Harbor Drive, Stamford, CT 06902.